UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2020

Commission File Number: 001-34661

Lianluo Smart Limited

 (Translation of registrant’s name in English)

Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road,

Changping District, Beijing, 102200

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 1, 2020, Mr. Ping Chen resigned from his positions as Chief Executive Officer and director of Lianluo Smart Limited (the “Company”), effectively immediately. Mr. Chen’s resignation was due to personal reasons and not because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On the same date, the Board of Directors of the Company appointed Mr. Zhitao He as Chief Executive Officer of the Company. Mr. He has served as chairman and director of the Company since October 2016. The Board of Directors also appointed the Company’s Interim Chief Financial Officer, Ms. Yingmei Yang, as a director to fill the vacancy created by Mr. Chen’s resignation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

April 2, 2020	By:	/s/ Zhitao He
Zhitao He
Chief Executive Officer

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